Guardian Technologies International, Inc.

516 Herndon Parkway

Suite A

Herndon, Virginia  20170

August 7, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention: Barbara C. Jacobs, Esq.

    Assistant Director

                 Division of Corporation Finance

Re:	Guardian Technologies International, Inc. Registration Statement on Form S-1 File No. 333-150480

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the undersigned, Guardian Technologies International, Inc., a Delaware corporation (the “Company”), hereby requests withdrawal of its Registration Statement on Form S-1 (File No. 333-150480) (the “Registration Statement”).  The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on April 28, 2008.

No securities were sold pursuant to Registration Statement.  The Registration Statement has not been declared effective by the Commission.

If you have any question regarding the foregoing withdrawal application, please contact the undersigned at (703) 464-5495 Ext. 143, or Neil R.E. Carr, Esq., of the law firm of Babirak Carr, P.C., at (202) 467-0916. Thank you for your attention to this matter.

Respectfully submitted,

/s/ Gregory E. Hare

Gregory E. Hare

Chief Financial Officer

cc:

Maryse Mills-Apenteng, Esq.